FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

DORATO RESOURCES INC. (the “Issuer”)

Suite 1920, 1188 West Georgia Street

Vancouver, B.C.

V6E 4A2

Item 2.	Date of Material Change

April 9, 2009

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is April 9, 2009.  The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and Marketwire.

Item 4.	Summary of Material Change

The Issuer grants an aggregate 1,800,000 incentive stock options certain directors, officers, employees and consultants.

Item 5.	Full Description of Material Change

The Issuer reports that, pursuant to its 2007 Incentive Stock Option Plan, it has granted incentive stock options to certain directors, officers, employees and consultants allowing them to purchase up to an aggregate of 1,800,000 common shares in the capital stock of the Issuer.  The options are exercisable at a price of CAD 0.60 for a period of two years ending April 9, 2011.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO

Business Telephone No.:  (604) 638-5817

Item 9.	Date of Report

April 15, 2009